UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 10, 2015

Cameron International Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13884	76-0451843
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1333 West Loop South, Suite 1700 Houston, Texas (Address of Principal Executive Offices)	77027 (Zip Code)

Registrant’s telephone number, including area code: (713) 513-3300

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                          Other Events

Cameron International Corporation (the “Company”) filed  a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission on November 17, 2015 (the “Definitive Proxy Statement”) relating to the Agreement and Plan of Merger dated as of August 25, 2015 (the “Merger Agreement”), by and among the Company, Schlumberger Holdings Corporation, a Delaware corporation  and an indirect wholly owned subsidiary of Schlumberger (“Schlumberger US”), Rain Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Schlumberger US (“Merger Sub”) and Schlumberger Limited (Schlumberger N.V.),  a Curacao corporation (“Schlumberger”).
The Company wishes to clarify and provide additional context regarding issues raised by Institutional Shareholder Services (“ISS”) with respect to Proposal 2 contained in the Definitive Proxy Statement (the “Advisory Compensation Proposal”).
Treatment of Stock Options and Restricted Stock Units Held by Transitional Employees
In its report, ISS raised a concern that the Company maintained single-trigger cash severance and equity programs and that a majority of the equity awards held by the Company’s named executive officers contain single-trigger vesting provisions.  As described in the Definitive Proxy Statement, a number of corporate-level employees of the Company (including the Chief Financial Officer and General Counsel) will terminate employment with the Company shortly following the merger due to the redundancy of their positions within the Schlumberger corporate group.  These corporate-level employees of the Company are referred to in the Definitive Proxy Statement as “Transitional Employees.”  It is only because of the planned terminations that these Transitional Employees will become vested in their cash severance and certain unvested stock options and restricted stock units as of the effective time of the merger.
The Company wishes to make clear that the terms of the Company’s change in control severance agreements with all employees and the stock options and restricted stock unit awards granted since 2014 to all employees provide only for double-trigger vesting.  The treatment of the officers included in the list of Transitional Employees described in the Definitive Proxy Statement was established at the time of the Merger Agreement and is unique to this small group of individuals because of the planned terminations shortly following the merger.  Therefore, in recognition of this reality and in order to reduce any uncertainty that these individuals might have had regarding their personal situations and to encourage their continued focus on behalf of the Company during the critical period prior to the closing of the merger and during a challenging time in the Company’s industry, Cameron and Schlumberger believed that it was appropriate to provide certainty to these individuals that they would receive the benefit of the severance protections to which they are legally entitled.
In addition, contrary to the statements contained in the ISS report, despite the fact that these Transitional Employees will become vested in these benefits, they will not receive payment of cash severance or restricted stock units until after their employment actually ends.
Performance Share Vesting Provision in Legacy Change in Control Provisions
As described in the Definitive Proxy Statement, executives who entered into change in control severance agreements prior to 2011 are entitled to vesting of performance-based compensation based on the Company’s deemed achievement of performance goals at maximum levels for all performance periods.  ISS questioned whether this payout level was appropriate given actual Company performance levels.  The Company wishes to make clear that, even without regard to this provision of the legacy change in control severance agreements, the portion of each award of Performance Shares that will be outstanding immediately prior to the effective time of the merger and is subject to a vesting condition based on relative total shareholder return (TSR) is expected to vest at maximum performance levels and the portion of each such award that is subject to a vesting condition based on return on invested capital (ROIC) is expected to vest at above target levels.
The Company’s board of directors unanimously recommends that the Company’s stockholders vote “FOR” all proposals (including the Advisory Compensation Proposal).

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. Neither Schlumberger nor Cameron can give any assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, failure to obtain the required vote of Cameron’s stockholders, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors that are discussed in Schlumberger’s and Cameron’s most recent Annual Reports on Form 10-K and the definitive proxy statement/prospectus referred to above, as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and neither Schlumberger nor Cameron undertakes any obligation to publicly update or revise any of them in light of new information, future events or otherwise.
.
Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Schlumberger and Cameron and may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, Schlumberger has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, which was declared effective by the SEC on November 16, 2015, and Cameron has filed the definitive proxy statement/prospectus on November 17, 2015.  Cameron began mailing the definitive proxy statement/prospectus to Cameron stockholders on November 17, 2015. This communication is not a substitute for the definitive proxy statement/prospectus, the registration statement or any other document Schlumberger or Cameron may file with the SEC in connection with the proposed transaction.

STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN AND THAT MAY BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These materials will be made available to stockholders of Cameron at no expense to them. Investors will be able to obtain free copies of these documents and other documents filed with the SEC by Schlumberger and/or Cameron through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Schlumberger are available free of charge on Schlumberger’s internet website at http://www.slb.com. Copies of the documents filed with the SEC by Cameron are available free of charge on Cameron’s internet website at http://www.c-a-m.com. You may also read and copy any reports, statements and other information filed by Cameron or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Cameron, Schlumberger, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Schlumberger is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on January 29, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on February 19, 2015. Information about the directors and executive officers of Cameron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2015	CAMERON INTERNATIONAL CORPORATION

	By:	/s/ Grace B. Holmes
		Name:	Grace B. Holmes
		Title:	Vice President, Corporate Secretary & Chief Governance Officer